CIBT EDUCATION GROUP INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FEBRUARY 28, 2013

UNAUDITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying condensed consolidated interim financial statements, notes to the condensed consolidated interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	As at February 28, 2013	As at August 31, 2012

ASSETS

CURRENT
Cash and cash equivalents	$4,462,979	$7,964,476
Restricted cash	257,500	257,500
Accounts receivable	8,343,655	8,624,143
Prepaid expenses	1,112,302	826,968
Inventory	512,234	463,626

TOTAL CURRENT ASSETS	14,688,670	18,136,713

DUE FROM RELATED PARTIES (Note 9)	57,500	62,500
PROPERTY AND EQUIPMENT	3,886,767	3,519,170
INTANGIBLE ASSETS (Notes 3)	12,284,231	12,248,526
GOODWILL	8,485,791	8,485,791
DEFERRED INCOME TAX ASSETS	2,487,795	2,299,061

TOTAL ASSETS	$41,890,754	$44,751,761

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$3,885,109	$4,695,590
Provisions	172,603	427,814
Income taxes payable	550,815	523,654
Deferred educational revenue	17,309,002	17,443,635
Current portion of finance lease obligations	93,455	167,902
Current portion of long-term debt (Note 4)	1,300,000	1,552,712
Due to related parties (Note 9)	141,969	38,917

TOTAL CURRENT LIABILITIES	23,452,953	24,850,224

FINANCE LEASE OBLIGATIONS	715,355	575,456
LONG-TERM DEBT (Note 4)	34,244	31,520
DEFERRED INCOME TAX LIABILITIES	2,191,708	2,191,708

TOTAL LIABILITIES	26,394,260	27,648,908

EQUITY

SHARE CAPITAL (Note 5)	48,182,766	48,182,766
RESERVES	2,070,862	2,204,006
DEFICIT	(36,077,810)	(34,561,006)
ACCUMULATED OTHER COMPREHENSIVE LOSS	58,869	12,152

EQUITY ATTRIBUTABLE TO CIBT EDUCATION GROUP INC. SHAREHOLDERS	14,234,687	15,837,918

NON-CONTROLLING INTERESTS	1,261,807	1,264,935

TOTAL EQUITY	15,496,494	17,102,853

TOTAL LIABILITIES AND EQUITY	$41,890,754	$44,751,761

SUBSEQUENT EVENTS (Note 11)

Approved on behalf of the Board:

"Toby Chu"	"Troy Rice"
Toby Chu, Chief Executive Officer & Director	Troy Rice, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited)

	3 Months Ended February 28, 2013	3 Months Ended February 29, 2012	6 Months Ended February 28, 2013	6 Months Ended February 29, 2012

REVENUES
Educational	$11,284,489	$11,844,586	$23,389,631	$23,971,886
Design and advertising	302,898	369,227	782,024	885,290
Commissions and referral fees	57,957	-	210,998	-

	11,645,344	12,213,813	24,382,653	24,857,176

DIRECT COSTS
Educational	5,691,440	5,296,655	11,245,387	10,862,282
Design and advertising	154,067	198,074	354,030	422,447
Commissions and referral fees	9,095	-	94,978	-

	5,584,602	5,494,729	11,694,395	11,284,729

OTHER EXPENSES
General and administrative (Note 7)	6,381,262	7,220,550	13,401,526	13,755,301
Amortization of property, equipment and intangible assets (excluding agency fees)	371,070	317,137	743,626	625,054
Share-based payment expense	17,270	104,615	47,215	117,353
Business development costs	-	16,916	-	33,427

	6,769,602	7,659,218	14,192,367	14,531,135

	(978,860)	(940,134)	(1,504,109)	(958,688)

INTEREST AND OTHER INCOME	22,931	26,565	23,602	28,127
FOREIGN EXCHANGE GAIN (LOSS)	15,532	(36,755)	27,438	39,243
FINANCE COSTS	(36,224)	(20,016)	(51,773)	(55,676)
GAIN (LOSS) ON DISPOSAL OF ASSETS	(17,943)	-	(17,943)	3,583

LOSS BEFORE INCOME TAXES	(994,564)	(970,340)	(1,522,785)	(943,411)

INCOME TAX
Current income tax recovery (expense)	-	(740)	-	(13,279)
Deferred income tax recovery (expense)	188,734	173,161	188,734	210,068

	188,734	172,421	188,734	196,789

NET LOSS	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(880,059)	$(895,659)	$(1,516,804)	$(983,656)
Non-controlling interests	74,229	97,740	182,753	237,034

	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.01)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	67,534,732	69,237,875	69,323,150	69,323,150
Diluted	67,534,732	69,237,875	69,323,150	69,323,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	3 Months Ended February 28, 2013	3 Months Ended February 29, 2012	6 Months Ended February 28, 2013	6 Months Ended February 29, 2012

NET LOSS	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)
OTHER COMPREHENSIVE LOSS:
Unrealized foreign exchange translation adjustment	69,337	(34,217)	80,436	46,039

	$(736,493)	$(832,136)	$(1,253,615)	$(700,583)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(844,757)	$(913,943)	$(1,470,087)	$(980,404)
Non-controlling interests	108,264	81,807	216,472	279,821

	$(736,493)	$(832,136)	$(1,253,615)	$(700,583)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
						Accumulated
	Share Capital		Reserves			Other
	Number of			Share-		Comprehensive		Total	Non-
	Common	Dollar		Based	Treasury	Income		Shareholders’	Controlling	Total
	Shares	Amount	Warrants	Payments	Shares	(Loss)	Deficit	Equity	Interests	Equity

Balance, August 31, 2011	71,949,344	$48,182,766	$2,415,473	$3,241,479	$(3,304,055)	$(2,331)	$(33,378,462)	$17,154,870	$1,145,567	$18,300,437

Unrealized translation adjustments	-	-	-	-	-	3,252	-	3,252	42,787	46,039

Net loss for the period	-	-	-	-	-	-	(983,656)	(983,656)	237,034	(746,622)

						3,252	(983,656)	(980,404)	279,821	(700,583)

Share-based payments	-	-	-	117,353	-	-	-	117,353	-	117,353

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(266,267)	(266,267)

Purchase of treasury shares	-	-	-	-	(102,677)	-	-	(102,677)	-	(102,677)

Balance, February 29, 2012	71,949,344	48,182,766	2,415,473	3,358,832	(3,406,732)	921	(34,362,118)	16,189,142	1,159,121	17,348,263

Unrealized translation adjustments	-	-	-	-	-	11,231	-	11,231	(8,200)	3,031

Net loss for the period	-	-	-	-	-	-	(198,888)	(198,888)	131,622	(67,266)

						11,231	(198,888)	(187,657)	123,422	(64,235)

Share-based payments	-	-	-	61,211	-	-	-	61,211	-	61,211

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(17,608)	(17,608)

Purchase of treasury shares	-	-	-	-	(224,778)	-	-	(224,778)	-	(224,778)

Balance, August 31, 2012	71,949,344	48,182,766	2,415,473	3,420,043	(3,631,510)	12,152	(34,561,006)	15,837,918	1,264,935	17,102,853

Unrealized translation adjustments	-	-	-	-	-	46,717	-	46,717	33,719	80,436

Net loss for the period	-	-	-	-	-	-	(1,516,804)	(1,516,804)	182,753	(1,334,051)

						46,717	(1,516,804)	(1,470,087)	216,472	(1,253,615)

Share-based payments	-	-	-	47,215	-	-	-	47,215	-	47,215

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(219,600)	(219,600)

Purchase of treasury shares	-	-	-	-	(180,359)	-	-	(180,359)	-	(180,359)

Balance, February 28, 2013	71,949,344	$48,182,766	$2,415,473	$3,467,258	$(3,811,869)	$58,869	$(36,077,810)	$14,234,687	$1,261,807	$15,496,494

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	3 Months Ended February 28, 2013	3 Months Ended February 29, 2012	6 Months Ended February 28, 2013	6 Months Ended February 29, 2012

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss	$(805,830)	$(797,919)	$(1,334,051)	$(746,622)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	371,070	317,137	2,283,070	1,857,017
- share-based payment expense	17,270	104,615	47,215	117,353
- loss (gain) on disposal of assets	17,943	-	17,943	(3,583)
- deferred income tax recovery	(188,734)	(173,161)	(188,734)	(210,068)

	(588,281)	(549,328)	825,443	1,014,097
Net changes in non-cash working capital items (Note 8)	(1,012,005)	583,865	(1,282,861)	2,482,260

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(1,600,286)	34,537	(457,418)	3,496,357

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(658,592)	(267,960)	(725,645)	(304,101)
Acquisition of intangible assets	387,262	(61,726)	(1,676,565)	(1,520,149)
Acquisition of business assets	-	(151,000)	-	(151,000)

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(271,330)	(480,686)	(2,402,210)	(1,975,250)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Treasury share transactions	(112,642)	(79,427)	(180,359)	(102,677)
Advances from related parties	66,816	57,135	108,052	72,716
Non-controlling interest draws	(69,600)	(66,267)	(219,600)	(266,267)
Finance lease obligation	(70,050)	(26,688)	(101,798)	(52,345)
Long-term debt repayments	(99,988)	(101,241)	(249,988)	(251,241)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(285,464)	(216,488)	(643,693)	(599,814)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	5,796	(15,120)	1,824	29,275

NET INCREASE (DECREASE) IN CASH	(2,151,284)	(677,757)	(3,501,497)	950,568

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,614,263	8,084,893	7,964,476	6,456,568

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,462,979	$7,407,136	$4,462,979	$7,407,136

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2013
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Nature of operations
CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

The head office, principal address, and registered and records office of the Company are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada.

NOTE 2 – BASIS OF PREPARATION

Basis of preparation and statement of compliance
These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were prepared on a going-concern basis, under the historical cost convention, as modified by financial assets and financial liabilities recorded at fair value through profit or loss.

The financial statements were approved by the Company’s Board of Directors and authorized for issue on April 14, 2013.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries.  All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 3 – INTANGIBLE ASSETS

Total intangible assets	February 28, 2013	August 31, 2012

Intangible assets with definite life	$4,231,238	$4,195,533
Intangible assets with indefinite life	8,052,993	8,052,993

Total intangible assets	$12,284,231	$12,248,526

Intangible assets with definite life	Agreements and contracts	Curriculum	Foreign cooperative agreements	Agency fees	Total

Cost

August 31, 2012	$348,333	$3,206,147	$1,227,258	$3,672,374	$8,454,112
Additions	-	72,410	117,582	1,604,155	1,794,147
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	22,793	-	22,793

February 28, 2013	$348,333	$3,278,557	$1,367,633	$5,276,529	$10,271,052

Accumulated amortization

August 31, 2012	$(328,230)	$(870,070)	$(927,349)	$(2,132,930)	$(4,258,579)
Amortization	(20,103)	(128,940)	(79,316)	(1,539,444)	(1,767,803)
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	(13,432)	-	(13,432)

February 28, 2013	$(348,333)	$(999,010)	$(1,020,097)	$(3,672,374)	$(6,039,814)

Net carrying amounts

At August 31, 2012	$20,103	$2,336,077	$299,909	$1,539,444	$4,195,533

February 28, 2013	$-	$2,279,547	$347,536	$1,604,155	$4,231,238

Weighted average remaining useful life at February 28, 2013	-	8.97 years	5.55 years	0.99 years	5.67 years

Amortization of agency fees of $1,539,444 (2012 - $1,231,963) are presented in the statements of loss as Educational Direct Costs.

Intangible assets with indefinite life	Accreditations and registrations	Brand-names and trade-names	Chinese university agreements	Total

Cost

August 31, 2012	$2,706,000	$4,886,000	$460,993	$8,052,993

February 28, 2013	$2,706,000	$4,886,000	$460,993	$8,052,993

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 4 – LONG-TERM DEBT

Long-term debt
The carrying value of debt in SSDC is as follows:

	February 28, 2013	August 31, 2012
Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%, due February 2015	$1,300,000	$1,550,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	34,244	34,232

	1,334,244	1,584,232
Less: current portion	(1,300,000)	(1,552,712)

	$34,244	$31,520

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at February 28, 2013, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:
●	first priority security interest in the assets of SSDC

●	assignment of fire and perils insurance on the property of SSDC

●	guarantee from KGIC on the bank indebtedness of SSDC

●	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:
●	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time

●	the adjusted current ratio is not less than 1.75 to 1.0 at any time

●	the adjusted fixed charge coverage ratio is not less than 1.2 to 1.0 at any time

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility.  As at February 28, 2013, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 5 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

Share purchase warrants
At February 28, 2013, the Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

There was no share purchase warrant activity during the six months ended February 28, 2013.

Details of share purchase warrants outstanding and exercisable as at February 28, 2013 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.33 years
1,033,333	$0.35	July 11, 2014	1.36 years

2,756,833

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,363,500 shares at prices ranging from $0.24 per share to $0.80 per share exercisable for periods ending from May 3, 2013 to January 6, 2017.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:
●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

There was no stock option activity during the six months ended February 28, 2013.

Details of options outstanding as at February 28, 2013 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.18 years
50,000	$0.60	August 8, 2013	0.44 years
100,000	$0.54	October 13, 2013	0.62 years
1,265,000	$0.42	March 1, 2016	3.00 years
2,888,500	$0.24	January 6, 2017	3.85 years

4,363,500

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 6 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.

Commencing February 15, 2012, and amended May 14, 2012, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 (originally 725,000) of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  The normal course issuer bid expired on February 20, 2013.

Effective February 19, 2013, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  The normal course issuer bid expires on February 20, 2014.

As at February 28, 2013, a total of 4,734,324 common shares with an accumulated cost of $3,811,869 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:
	Number	Value

Balance, August 31, 2012	3,813,024	$3,631,510

Purchases of treasury shares	921,300	180,359

Balance, February 28, 2013	4,734,324	$3,811,869

NOTE 7 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended February 28, 2013	3 Months Ended February 29, 2012	6 Months Ended February 28, 2013	6 Months Ended February 29, 2012

Advertising	$1,035,850	$1,191,437	$2,496,366	$2,214,655
Bank charges and interest	76,069	77,463	168,180	164,068
Consulting and management fees	538,669	523,427	1,023,908	918,733
Directors insurance	27,500	27,500	27,500	27,500
Investor relations	31,793	20,000	61,866	50,000
Office and general	755,162	660,592	1,498,721	1,468,679
Professional fees	309,778	474,824	578,233	703,734
Rent	1,180,164	1,440,514	2,564,151	2,824,676
Salaries and benefits	2,386,670	2,701,147	4,883,215	5,184,539
Travel and promotion	39,607	103,646	99,386	198,717

	$6,381,262	$7,220,550	$13,401,526	$13,755,301

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 8 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended February 28, 2013	3 Months Ended February 29, 2012	6 Months Ended February 28, 2013	6 Months Ended February 29, 2012

Accounts receivable	$1,946,181	$3,277,322	$305,297	$(1,321,000)
Prepaid expenses	(353,041)	(91,775)	(282,774)	(187,340)
Inventory	(32,847)	(58,517)	(48,608)	1,772
Accounts payable and accrued liabilities	(682,077)	(301,689)	(835,270)	(72,947)
Provisions	(100,189)	(27,156)	(255,211)	(47,975)
Income taxes payable	-	53	-	(1,479)
Deferred educational revenues	(1,790,032)	(2,214,373)	(166,295)	4,111,229

	$(1,012,005)	$583,865	$(1,282,861)	$2,482,260

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

NOTE 9 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	February 28, 2013	August 31, 2012

Accounts receivable - Weifang University (1)	$3,975,611	$2,922,580
Accounts payable - Weifang University (1)	$1,005,517	$1,060,700
Due to officers, employees and directors (2)	$141,969	$38,917
Due from officers, employees and directors (3)	$57,500	$62,500

1)
CIBT has a business venture with Weifang University with a 60% interest in Beihai College.  Beihai College is a PRC government approved college which has been in operation since 2002.  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of February 28, 2013, the amount due to officers, employees and directors is comprised of $98,011 (August 31, 2012 – $966) due to officers of the Company and $43,958 (August 31, 2012 – $37,951) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)	As at February 28, 2013, $57,500 (August 31, 2012 – $62,500) was due from a director of the Company. The balance is being repaid by the director through quarterly instalments of $2,500 per quarter.

During the six month period ended February 28, 2013, the Company and its subsidiaries incurred $427,108 (2012 - $449,641) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 10 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.  Information reported to the Company's Chief Executive Officer for the purposes of resource allocation and assessment of segment performance focuses on the Company's business segments by geographic segments.

Industry and Geographic Segments	Six Months Ended February 28, 2013
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$1,469,900	$11,978,994	$9,940,737	$-	$-	$23,389,631
Design and advertising	-	-	-	782,024	-	782,024
Commissions and referral fees	-	-	-	-	210,998	210,998

	$1,469,900	$11,978,994	$9,940,737	$782,024	$210,998	$24,382,653

Revenues, net of direct costs	$721,313	$7,029,599	$4,393,332	$427,994	$116,020	$12,688,258

Other expenses and items:
General and administrative	(639,550)	(6,438,795)	(4,204,721)	(451,853)	(1,666,607)	(13,401,526)
Amortization	(89,917)	(358,935)	(214,536)	(14,036)	(66,202)	(743,626)
Share-based payment expense	-	-	-	-	(47,215)	(47,215)
Business development costs	-	-	-	-	-	-
Interest and other income	1,256	-	-	22,346	-	23,602
Foreign exchange gain (loss)	29,566	-	-	(897)	(1,231)	27,438
Finance costs	-	(42,104)	(9,669)	-	-	(51,773)
Gain (loss) on disposal of assets	-	(17,943)	-	-	-	(17,943)
Income tax recovery (provision), net	-	-	-	-	188,734	188,734
Inter-segment transactions	-	(935,137)	(273,155)	11,505	1,196,787	-

Net income (loss)	$22,668	$(763,315)	$(308,749)	$(4,941)	$(279,714)	$(1,334,051)

Total assets	$5,588,781	$20,472,955	$11,812,232	$487,214	$3,529,572	$41,890,754

Property and equipment	$437,258	$2,138,893	$1,130,430	$129,386	$50,800	$3,886,767

Intangible assets	$799,029	$8,549,973	$2,935,229	$-	$-	$12,284,231

Goodwill	$-	$4,793,303	$3,692,488	$-	$-	$8,485,791

Total liabilities	$2,115,943	$15,486,283	$7,706,512	$539,507	$546,015	$26,394,260

Non-controlling interests	$887,962	$521,390	$-	$(147,545)	$-	$1,261,807

Capital expenditures	$38,899	$2,077	$533,752	$150,917	$-	$725,645

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 10 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Six Months Ended February 29, 2012
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$1,745,430	$13,223,958	$9,002,498	$-	$-	$23,971,886
Design and advertising	-	-	-	885,290	-	885,290
Commissions and referral fees	-	-	-	-	-	-

	$1,745,430	$13,223,958	$9,002,498	$885,290	$-	$24,857,176

Revenues, net of direct costs	$798,025	$8,331,284	$3,980,295	$462,843	$-	$13,572,447

Other expenses and items:
General and administrative	(854,171)	(6,996,431)	(4,003,465)	(434,222)	(1,467,012)	(13,755,301)
Amortization	(87,255)	(334,898)	(138,807)	(14,856)	(49,238)	(625,054)
Share-based payment expense	-	-	-	-	(117,353)	(117,353)
Business development costs	(33,427)	-	-	-	-	(33,427)
Interest and other income	12,156	-	-	2,831	13,140	28,127
Foreign exchange gain (loss)	38,309	-	-	433	501	39,243
Finance costs	-	(55,676)	-	-	-	(55,676)
Gain (loss) on disposal of assets	-	3,583	-	-	-	3,583
Income tax recovery (provision), net	(979)	(24,294)	-	-	222,062	196,789
Inter-segment transactions	-	(1,076,078)	(294,630)	7,548	1,363,160	-

Net income (loss)	$(127,342)	$(152,510)	$(456,607)	$24,577	$(34,740)	$(746,622)

Total assets	$5,890,525	$23,574,061	$12,051,368	$487,703	$2,920,353	$44,924,010

Property and equipment	$440,498	$1,585,802	$489,587	$152,217	$104,791	$2,772,895

Intangible assets	$709,893	$8,326,980	$3,150,460	$-	$50,235	$12,237,568

Goodwill	$-	$4,793,303	$3,693,488	$-	$-	$8,486,791

Total liabilities	$2,009,496	$18,734,219	$6,112,480	$414,554	$304,998	$27,575,747

Non-controlling interests	$696,991	$542,791	$-	$(80,661)	$-	$1,159,121

Capital expenditures	$64,278	$52,217	$99,825	$2,750	$85,031	$304,101

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 28, 2013
(Unaudited)

NOTE 11 – SUBSEQUENT EVENTS

On January 9, 2013, the Company announced that it has entered into a Letter of Intent with Linkman International Language Institute (“Linkman”) to acquire shares from treasury representing 95% of all issued and outstanding shares of Linkman at closing.  On April 10, 2013, the Company announced that it has signed an agreement to acquire all of the issued and outstanding shares of Linkman.  The agreement provides for the purchase funds to be paid into a wholly owned subsidiary of CIBT in Beijing so that the purchase funds may be used by Linkman for working capital purposes, while allowing CIBT to have full control of the funds.  The purchase price for the acquisition of the Linkman shares will be determined after completion of a due diligence process.

Linkman is a language training institution in China that operates two campuses in the province of Zhejiang, within the cities of Hangzhou and Xiaoshan.  Linkman specializes in English language training for students in elementary and middle school, but also train students in high school as well as adults.